# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Independence Contract Drilling, Inc., CIK 0001537028
CUSIP: 453415606
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 20475 State Highway 249, Suite 300, Houston, Texas (TX), 77070
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001123292-18-000989
Filed by CIK 0001514334
Persons authorized to receive notices and communications: C. Alex Bahn, WilmerHale, 2100 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20037, 202-663-6000

## Reporting persons
- MSD Partners, L.P. (CIK 0001514334): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Credit Opportunity Master Fund, L.P. (CIK 0001534735): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD PCOF Partners LXXIII, LLC (CIK 0001919428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Private Credit Opportunity (NON-ECI) Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Independence Contract Drilling, Inc.
Address of issuer's principal executive offices: 20475 State Highway 249, Suite 300, Houston, Texas (TX), 77070
Comment:
Explanatory Note: This Amendment No. 14 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the "Shares") of Independence Contract Drilling, Inc., a Delaware corporation (the "Issuer") filed October 3, 2018, as amended by Amendment No. 1 filed December 15, 2020, Amendment No. 2 filed January 5, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, Amendment No. 5 filed March 23, 2022, Amendment No. 6 filed April 7, 2022, Amendment No. 7 filed December 22, 2022, Amendment No. 8 filed December 22, 2022, Amendment No. 9 filed February 14, 2023, Amendment No. 10 filed July 12, 2024, Amendment No. 11 filed September 9, 2024, Amendment No. 12 filed November 27, 2024, and Amendment No. 13 filed December 6, 2024 by the Reporting Persons (as amended, the "Schedule 13D").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Cancellation of Convertible Notes and Common Stock

On January 9, 2025, the Bankruptcy Court entered its order confirming the Reorganization Plan. On January 17, 2025 (the "Effective Date"), the Reorganization Plan became effective and the Issuer emerged from chapter 11 bankruptcy. The Shares were cancelled, released, and extinguished on the Effective Date. From and after the Effective Date, Reorganized ICD (as defined in the Reorganization Plan) intends to operate as a private company and expects to de-register its existing equity securities, and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended. The common stock of the Reorganized ICD authorized to be issued and outstanding on or after the Effective Date (the "New Common Stock") is not expected to be listed on any national securities exchange.

Pursuant to the Reorganization Plan, and in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided by Section 1145 of the Bankruptcy Code, 100% of the Notes were cancelled and the holders of the Notes, including the Reporting Persons, received their pro rata share of (i) 100% of the New Common Stock, subject to dilution on account of any equity issued pursuant to the Management Incentive Plan (as defined in the Reorganization Plan), and (ii) solely $7.5 million, on account of the Additional Notes (as defined in the Reorganization Plan), plus the amount of accrued and unpaid interest on the Additional Notes, in principal amount of loans issued under Reorganized ICD's Exit Term Loan Facility (as defined in the Reorganization Plan). In particular, the Reporting Persons received approximately 50.1% of the shares of the New Common Stock in exchange for the cancellation of their Notes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons beneficially owns 0 Shares, representing 0% of the class of the Issuer's securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons has (i) sole power to vote or to direct the vote of 0 Shares, (ii) shared power to vote or to direct the vote of 0 Shares, (iii) sole power to dispose or to direct the disposition of 0 Shares, and (iv) shared power to dispose or to direct the disposition of 0 Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety as follows: On January 17, 2025, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the class of the Issuer's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement dated January 22, 2025

## Signatures
- MSD Partners, L.P.: /s/ Robert K. Simonds, Robert K. Simonds, Authorized Signatory of its General Partner (01/22/2025)
- MSD Credit Opportunity Master Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds, Authorized Signatory of the General Partner of its Investment Manager (01/22/2025)
- MSD PCOF Partners LXXIII, LLC: /s/ Robert K. Simonds, Robert K. Simonds, Authorized Signatory of the General Partner of its Manager (01/22/2025)
- MSD Private Credit Opportunity (NON-ECI) Fund, LLC: /s/ Robert K. Simonds, Robert K. Simonds, Authorized Signatory of the General Partner of its Investment Manager (01/22/2025)